Filed under Rule 433
File No. 333-203578-01

Final Term Sheet

Arizona Public Service Company

$300,000,000 3.15% Notes due 2025

May 14, 2015

Issuer:	Arizona Public Service Company

Expected Ratings (Moody’s / S&P / Fitch):	A3 / A- / A- (Moody’s / S&P / Fitch) Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

Security:	3.15% Notes due 2025

Principal Amount:	$300,000,000

Trade Date:	May 14, 2015

Settlement Date:	May 19, 2015 (T+3)

Interest Payment Dates:	May 15 and November 15, commencing November 15, 2015

Maturity Date:	May 15, 2025

Interest Rate:	3.15%

Benchmark Treasury:	2.00% due February 15, 2025

Benchmark Treasury Price / Yield:	97-23 / 2.262%

Spread to Benchmark Treasury:	+95 basis points

Yield to Maturity:	3.212%

Public Offering Price:	99.474% per note

Optional Redemption:	Make-whole call at any time prior to February 15, 2025 at Treasury rate plus 15 basis points and, thereafter, at par

CUSIP/ISIN:	040555CS1 / US040555CS19

Joint Book-Running Managers:	BNY Mellon Capital Markets, LLC
J.P. Morgan Securities LLC
Mitsubishi UFJ Securities (USA), Inc.
U.S. Bancorp Investments, Inc.

Co-Managers:	Blaylock Beal Van, LLC
Drexel Hamilton, LLC
The Williams Capital Group, L.P.

Arizona Public Service Company has filed a registration statement (including a prospectus, as supplemented) with the Securities and Exchange Commission (“SEC”) for the offering to which this communication relates.  Before you invest, you should read the prospectus (as supplemented) in that registration statement and other documents Arizona Public Service Company has filed with the SEC for more complete information about Arizona Public Service Company and this offering.  You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov.  Alternatively, Arizona Public Service Company, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling BNY Mellon Capital Markets, LLC toll free at 1-800-369-6864, J.P. Morgan Securities LLC collect at 1-212-834-4533, Mitsubishi UFJ Securities (USA), Inc. toll free at 1-877-649-6848 or U.S. Bancorp Investments, Inc. toll free at 1-877-558-2607.

Any disclaimers or other notices that may appear below are not applicable to this communication and should be disregarded.  Such disclaimers were automatically generated as a result of this communication being sent via email or another communication system.